April 14, 2025

Guido Baechler
Chief Executive Officer
Mainz Biomed N.V.
Robert Koch Strasse 50
55129 Mainz
Germany

       Re: Mainz Biomed N.V.
           Draft Registration Statement on Form F-1
           Submitted April 9, 2025
           CIK No. 0001874252
Dear Guido Baechler:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Tim Dockery